                                               Filed Pursuant to Rule 424 (b)(2)
                                                      Registration No. 333-47959
             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 9, 1998
                                  $100,000,000
                          SOUTHERN NATURAL GAS COMPANY
                      6.125% NOTES DUE SEPTEMBER 15, 2008
                                 -------------

    Interest on the Notes is payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1999. The Notes will not be redeemable prior to maturity and will not be entitled to any sinking fund. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes".

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                                 INITIAL PUBLIC
                                                                    OFFERING      UNDERWRITING     PROCEEDS TO
                                                                    PRICE(1)       DISCOUNT(2)   COMPANY(1) (3)
                                                                ----------------  -------------  ---------------
Per Note......................................................      99.531%          0.650%          98.881%
Total ........................................................   $   99,531,000    $   650,000      $98,881,000

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(1) Plus accrued interest from September 24, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting expenses estimated at $220,000 payable by the Company.

                               ------------------

    The Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about September 24, 1998 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                             CHASE SECURITIES INC.
                                                             MERRILL LYNCH & CO.
                                  ------------

         The date of this Prospectus Supplement is September 21, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                            ------------------------

                                  THE COMPANY

    Southern Natural Gas Company ("Southern" or the "Company"), a Delaware corporation organized in 1935, is a wholly owned subsidiary of Sonat Inc. ("Sonat"), a Delaware corporation engaged, through the Company and other subsidiaries, in energy-related activities. The principal business of the Company and two of its subsidiaries is the transmission of natural gas in interstate commerce. Southern, including its subsidiaries, owns 8,829 miles of interstate pipeline. Southern's interstate pipeline system has a certificated daily delivery capacity of 2.5 billion cubic feet ("Bcf") of natural gas. Southern's interstate pipeline system extends from gas fields in Texas, Louisiana, Mississippi, Alabama, and the Gulf of Mexico to markets in Louisiana, Mississippi, Alabama, Florida, Georgia, South Carolina, and Tennessee. The Company also participates in a gas storage joint venture.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes will be loaned to Sonat on a short-term basis and repaid to the Company as needed to be used for the Company's general corporate purposes, including anticipated capital expenditures and working capital increases. The Company may also engage in additional public or private financings of a character and amount to be determined.

         RATIOS OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

                                                SIX MONTHS
                                                   ENDED
                                                 JUNE 30,                         YEARS ENDED DECEMBER 31,
                                              ---------------  ---------------------------------------------------------------
                                                   1998           1997         1996         1995         1994         1993
                                              ---------------     -----        -----        -----        -----        -----
Total Enterprise............................           5.9            5.9          4.5          3.7          2.6          3.2

    For the purpose of calculating the ratios of earnings from continuing operations to fixed charges, earnings is defined as the sum of net income, fixed charges (net of interest capitalized) and taxes based on income. Fixed charges is defined as gross interest on debt, including interest on amounts subject to refund, amortization of debt discount and expense and one-third of rental expense, which is considered representative of the interest factor. The ratios also include the Company's share of the earnings and fixed charges of continuing joint ventures.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS THE "OFFERED DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, INSOFAR AS SUCH DESCRIPTION RELATES TO THE NOTES, THE DESCRIPTION OF THE OFFERED DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

    The Notes are to be issued under an Indenture, dated as of June 1, 1987, between the Company and The Chase Manhattan Bank (formerly Chemical Bank, successor by merger to Manufacturers Hanover Trust Company), as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of September 30, 1997, between the Company and the Trustee.

    The Notes will be limited to $100,000,000 aggregate principal amount and will mature on September 15, 2008. The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from September 24, 1998, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1999, to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the March 1 or September 1, as the case may be, next preceding such Interest Payment Date.

    The Notes will not be redeemable prior to maturity and will not be entitled to the benefit of any sinking fund.

    The Notes are subject to defeasance and covenant defeasance as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the Prospectus. As more fully discussed therein, it is likely that a defeasance of the Notes by the Company would result in a taxable event to the holders of the Notes under current Federal income tax law.

BOOK-ENTRY SYSTEM

    The Notes will be issued in the form of one or more fully registered global notes (collectively, the "Global Notes"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

    The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of institutions that have accounts with the Depositary or its nominee ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

    Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interest in the Global Notes through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Notes.

    So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or the Global Notes. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Notes under the Indenture or the Global Notes. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal (and premium, if any) and interest on Notes represented by the Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

    The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Notes, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

    Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

    The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive registered form of like tenor as such Notes in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes and notifies the Trustee thereof or (iii) an Event of Default with respect to the Notes represented by such Global Notes has occurred and is continuing. Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                         PRINCIPAL
                                                                          AMOUNT
                             UNDERWRITER                                 OF NOTES
---------------------------------------------------------------------  -------------
Goldman, Sachs & Co. ................................................  $  60,000,000
Chase Securities Inc.................................................     20,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...............................................     20,000,000
                                                                       -------------
    Total............................................................  $ 100,000,000
                                                                       -------------
                                                                       -------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but are under no obligation to do so and such market making may be terminated at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In the ordinary course of their respective businesses, each of the Underwriters and their affiliates have provided, and may in the future provide, investment banking and/or commercial banking services for the Company and its affiliates. William O. Bourke and John J. Phelan, directors of Sonat, are also directors of the parent corporation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., one of the Underwriters, is a co-agent bank for one of Sonat's bank credit agreements and is the Trustee under the Indenture.

    In connection with the offering of the Notes, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Notes sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected, in the over-the-counter market or otherwise.

                             VALIDITY OF THE NOTES

    The validity of the Notes will be passed upon for the Company by Hughes Hubbard & Reed LLP, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Southern Natural Gas Company and subsidiaries appearing in Southern's Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in the Prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company incorporates herein by reference its Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and Current Report on Form 8-K filed on September 17, 1998, filed under the Securities Exchange Act of 1934 with the Securities and Exchange Commission.

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NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                        PAGE
                                                        -----
The Company .......................................         S-2
Use of Proceeds....................................         S-2
Ratios of Earnings from Continuing
  Operations to Fixed Charges......................         S-2
Description of Notes...............................         S-3
Underwriting ......................................         S-5
Validity of the Notes..............................         S-6
Experts............................................         S-6
Incorporation of Certain Documents by
  Reference........................................         S-6


                           PROSPECTUS
Available Information .............................           2
Incorporation of Certain Documents by
  Reference........................................           2
The Company .......................................           3
Use of Proceeds....................................           3
Ratios of Earnings from Continuing
  Operations to Fixed Charges......................           3
Plan of Distribution ..............................           3
Description of Debt Securities.....................           4
Legal Opinions.....................................          10
Experts ...........................................          11

                                  $100,000,000

                                SOUTHERN NATURAL
                                  GAS COMPANY

                                  6.125% NOTES
                             DUE SEPTEMBER 15, 2008

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.

                              MERRILL LYNCH & CO.

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